FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 21, 2012

TRANSLATION

Autonomous City of Buenos Aires, March 21, 2012

To the
Buenos Aires Stock Exchange

Ref.: Calling of General Ordinary
Shareholders’ Meeting

Dear Sirs:

In order to fulfill the requirements of Article 4 of Chapter II of the National Securities Commission Regulations, I inform you that the Board of Directors of the Company, at its meeting held on March 21, 2012, decided to call the General Ordinary Shareholders’ Meeting to be held on April 25, 2012 at 11:00 a.m at the Company’s offices.

Yours faithfully,

GUILLERMO REDA Market relations officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 22, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market Relations Officer